SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              --------------------

                                   SCHEDULE TO
                                 (Rule 14d-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                               HUNGRY MINDS, INC.
 ------------------------------------------------------------------------------
                       (Name of Subject Company (Issuer))

                         HMI ACQUISITION CORP. (OFFEROR)
                 a direct or indirect wholly-owned subsidiary of

                             JOHN WILEY & SONS, INC.
 ------------------------------------------------------------------------------
    (Names of Filing Persons (Identifying Status as Offeror, Issuer or Other
                                    Person))

                 Class A Common Stock, $.001 par value per share
 ------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    445549108
 ------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                            Richard S. Rudick, Esq.,
                                 General Counsel
                             John Wiley & Sons, Inc.
                                605 Third Avenue
                             New York, NY 10158-0012
                                  212-850-6000
 ------------------------------------------------------------------------------
                 (Name, Address and Telephone Numbers of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)


                                    COPY TO:

                                Simeon Gold, Esq.
                           Weil, Gotshal & Manges LLP
                                767 Fifth Avenue
                            New York, New York 10153
                                 (212) 310-8000

                                               CALCULATION OF FILING FEE
------------------------------------------------------------ ---------------------------------------------------------
                  Transaction Valuation*
    $90,179,404.56 in cash to purchase all of the fully                       Amount of Filing Fee**
           diluted equity of Hungry Minds, Inc.                                     $18,038.88
------------------------------------------------------------ ---------------------------------------------------------

* Estimated for purposes of calculating the amount of the filing fee only. This amount assumes the purchase at $6.09 per share in cash, pursuant to the Offer to Purchase, of all 14,807,784 issued and outstanding shares of Class A common stock, par value $0.001 per share, of Hungry Minds, Inc., as of August 16, 2001.

** The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of 1% of the transaction value.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:   $18,038.88              Filing Party: HMI Acquisition Corp. and
                                                                John Wiley & Sons, Inc.

Form or Registration No.:  Schedule TO-T          Date Filed:   August 20, 2001
                           SEC File No. 5-55477

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

         Check the appropriate boxes below to designate any transactions to which the statement relates:

         [X]  third-party tender offer subject to Rule 14d-1.

         [ ]  issuer tender offer subject to Rule 13e-4.

         [ ]  going-private transaction subject to Rule 13e-3.

         [ ]  amendment to Schedule 13D under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]


                      -----------------------------------

The following is a copy of the opening remarks of William J. Pesce, President and Chief Executive Officer of John Wiley & Sons, Inc., during a scheduled First Quarter Fiscal 2002 Conference Call, at 10:30 EDT on Tuesday, September 4, 2001.

                             PRESENTATION MATERIALS

Good morning and welcome to Wiley's first quarter conference call. Thank you for joining us the first day back from a holiday weekend. I'm with Ellis Cousens, Executive Vice President & Chief Financial & Operations Officer and Stephen Kippur, Executive Vice President and President of Wiley's Professional/Trade business.

I asked Stephen to join us since he will have corporate responsibility for Hungry Minds, once we complete the acquisition. Stephen is a 22-year veteran of Wiley, the person primarily responsible for growing our Professional/Trade business from essentially nothing, about 16 years ago, to one of our fastest-growing global businesses.

This morning, I will begin with an overview of Wiley's first quarter financial results, followed by some remarks about the Hungry Minds acquisition. Stephen, Ellis and I will then respond to your questions.

As noted in the press release issued earlier today, fiscal year 2002 has begun on a positive note. Despite the economic slowdown, Wiley continues to achieve healthy results, reflecting the value of the Company's "must-have" content and our leadership team's ability to execute the Company's business plans in a challenging environment.

First quarter revenues increased 6% in real terms, or 5% including foreign currency translation effects. EPS increased 19%. Cash EPS was $0.36.

The Company's operating margin was 19%, which compares favorably with the 18% margin in last year's first quarter. Wiley's EBITA margin was nearly 22%. EBITDA of $44 million was 27% of revenues.

All of the Company's core businesses contributed to these results, particularly our domestic STM and Professional/Trade segments and our operations in Europe and Canada.

Revenues for our domestic STM business were up 7%, with a 10% increase in direct contribution to profit. Journal renewal rates were strong. We are experiencing an overall reduction in attrition rates for our STM journals. In addition, we benefited from some society journals that have been added to our STM business. The book program expanded as a result of our new alliance with IEEE, the premier society for electrical, electronics and computer engineers.

Domestic Professional/Trade reported a 7% revenue increase and a 14% gain in direct contribution to profit. Backlist sales were healthy and the market is responding well to our frontlist. Our key accounts contributed positively to the year-to-year growth.

Higher Education revenues and direct contribution to profit increased 4% and 3%, respectively. Although textbook adoptions by professors have been strong, sell-through has been sluggish. We believe bookstores are ordering conservatively, which should have a positive effect on reorders and returns for the balance of the year.

Our European business reported solid results with revenues up 7% in real terms, or 4% including foreign currency translation effects. Direct contribution to profit increased 10%. The UK, our largest market in Europe, showed double-digit revenue growth for the quarter. With the exception of some markets in southern Europe, our results were strong throughout the continent.

Wiley Asia reported a revenue increase despite the economic slowdown in that region. Double-digit sales growth was reported in Taiwan, India, Thailand and the Philippines, offsetting softness in Korea, Singapore and Hong Kong. The library market in Japan is suffering from funding cuts.

The Company's gross margin improved for the quarter, mainly the result of favorable product mix and some lower costs. Operating expenses were lower than expected, primarily due to timing.

The first quarter is typically one of cash usage, due to the seasonal nature of cash receipts. Overall, Wiley's financial condition remains very strong.

Regarding the outlook for fiscal year 2002, as I stated during the fourth quarter conference call, assuming favorable market conditions and stable foreign exchange rates, we continue to anticipate solid organic revenue growth in the high single digits. EPS is still expected to increase at or slightly above the revenue growth rate. This financial guidance excludes the effect of the Hungry Minds acquisition.

I'd like to provide a brief update on the Company's relocation to the waterfront in Hoboken, New Jersey. Everything is moving along according to plan. Our lease at 605 Third Avenue expires in April 2003. We anticipate a move to our new offices during the summer of 2002.

We will incur one-time costs, mainly in fiscal year 2003, which will be clearly identified when we get closer to the actual move. The financial effects in FY 2002 are approximately a penny in EPS, already included in the financial guidance I provided earlier, and about $16 million of capital expenditures.

Before I address the Hungry Minds acquisition, I'd like to encourage you to take the time to read the business highlights section of our earnings release. These initiatives are specific examples of what we are doing to drive Wiley's future growth.

o        Niche acquisitions like Fabozzi Publishing and Wrightbooks.

o The evolution of Wiley InterScience as a profitable, global, online enterprise.

o        Our partnership with LabBooks in the emerging field of bioinformatics.

o The ten-year extension of our agreement with the National Association for Research in Science Teaching.

o Our collaboration with netLibrary, RealRead and Maris Multimedia designed to help teachers teach and students learn.

o And, the recognition by the Australian Equal Opportunity Agency about Wiley as a place to work.

These are leading indicators of future success.

Now, a few words about Hungry Minds, which, provided our tender offer is successful, will be the largest acquisition in the 194-year history of John Wiley & Sons.

Hungry Minds was founded in 1990, as a wholly owned subsidiary of International Data Group, or IDG. The company publishes the best-selling For Dummies series; the technological Bible and Visual series; Frommer's travel guides; CliffsNotes; Webster's New World Dictionary; and other market-leading brands. Hungry Minds has 2500 active titles in 39 languages, including 600 frontlist titles and revisions per year.

Hungry Minds generated revenues of approximately $136 million for the nine months ended June 30th. Under the terms of the merger agreement, Wiley has agreed to pay an aggregate consideration of approximately $182.5 million, consisting of approximately $90 million for the fully diluted equity of Hungry Minds and the assumption of an estimated $92.5 million of outstanding debt.

It is well known in the industry that Hungry Minds has encountered some difficult times. With that being the case, why is Wiley making this acquisition? There are several reasons:

o The addition of Hungry Minds will enhance the competitive position of Wiley's Professional/Trade business. Hungry Minds has developed a formidable collection of market-leading brands - brands that are recognized in the States and abroad. We believe there are significant opportunities to leverage the Hungry Minds and Wiley brands globally - in print form and online.

o The acquisition of Hungry Minds is consistent with our goal to increase shareholder value through a combination of organic growth and acquisitions. This is an excellent opportunity for Wiley to build on its track record with acquisitions.

And, when I refer to our track record, I mean targeting the right acquisitions; consummating the transaction at a responsible price; and executing the business plan. As you look back over the past decade, I hope you agree that Wiley has consistently delivered on its expectations for acquisitions.

The acquisitions of Liss in STM; VCH in Europe; VNR, J.K. Lasser and Jossey-Bass in Professional/Trade; and the Pearson higher education titles. All of these acquisitions have contributed to Wiley's profitable growth.

Our meetings with the Hungry Minds staff in Indianapolis and New York have been very positive. The company has a dedicated team of professionals who care very much about their company and its future. Feedback from authors and customers has also been encouraging. It pleases me greatly that Wiley's excellent reputation is serving us well as we begin the process of building collaborative relationships with our new partners.

Hungry Minds will be aligned with Wiley's Professional/Trade business under the leadership of Stephen Kippur. In fiscal year 2001, Professional/Trade accounted for approximately 32% of Wiley's global revenues.

Our Professional/Trade business has been consistently profitable under Stephen's leadership. The Wiley Professional/Trade team is focused and disciplined in their approach. They have a terrific record of gaining market share by leveraging multiple channels of distribution, in the States and around the world, as well as forming successful alliances with authors and other companies, such as CNBC, Ernst & Young and PricewaterhouseCoopers.

We expect the acquisition to be neutral to cash EPS in fiscal year 2002 and accretive thereafter. Since the tender offer is underway, we are prohibited from making more explicit public statements about the acquisition at this point in time.

With all of that as background, we welcome your questions.

                                   SIGNATURES

After due inquiry and to the best of their knowledge and belief, the undersigned hereby certify as of September 4, 2000 that the information set forth in this statement is true, complete and correct.




             HMI ACQUISITION CORP.



             By:      /s/ Peter W. Clifford
                      --------------------------------------------
                      Name:    Peter W. Clifford
                      Title:   Vice President


             JOHN WILEY & SONS, INC.



             By:      /s/ Richard S. Rudick
                      --------------------------------------------
                      Name:    Richard S. Rudick
                      Title:   Senior Vice President